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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 40)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 40 (this "Amendment No. 40") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 40 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015 (the "Original Offer and Circular"), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015 (each, a "Notice of Extension and Variation"), the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015 (each, a "Notice of Change"), the Notice of Variation, dated September 4, 2015 (the "Notice of Variation"), the Notice of Extension, dated September 18, 2015 (the "Notice of Extension"), and the Notice of Extension and Variation, dated October 9, 2015 (also a "Notice of Extension and Variation" and, collectively with the Original Offer and Circular, the Notices of Extension and Variation, the Notices of Change, the Notice of Variation and the Notice of Extension, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii), (a)(1)(xxiv), (a)(1)(xxv), (a)(1)(xxxii), (a)(1)(xl), (a)(1)(xliii), (a)(1)(xlviii), (a)(1)(lv), (a)(1)(lxii) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 40 does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction

1.     Bonus Consideration

        By notice to the Depositary, the Offeror has increased the consideration payable under the Offer and Merger Transaction to include an additional U.S.$0.10 per GTU Unit payable in PHYS Units. In connection with the increase in consideration under the Offer and Merger Transaction, the Offeror has amended and restated certain portions of the Original Offer and Circular as follows:

  •
  The first sentence of the fourth paragraph on the cover page of the Original Offer and Circular, the second sentence of the second paragraph under the heading "What is the Offeror proposing? — Exchange Offer Election and Merger Election" on page 1 of the Original Offer and Circular, and the second sentence of the second paragraph under the heading "The Offer and Merger Transaction" on page 10 of the Original Offer and Circular, are hereby deleted and replaced by:

      "This will consist of: (i) the contribution, directly or indirectly, by the Offeror to GTU of an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding GTU Units (other than those GTU Units held by or on behalf of the Offeror); (ii) the distribution of the Bonus Consideration referred to in (i) by GTU to GTU Unitholders (other than in respect of those GTU Units held by or on behalf of the Offeror); (iii) the transfer of substantially all of the assets and liabilities of GTU (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units; and (iv) the distribution of such PHYS Units to GTU Unitholders, on the basis of the NAV to NAV Exchange Ratio, on a redemption of the GTU Units, immediately following and conditional on take-up of, and payment for, GTU Units under the Offer.".

  •
  The following sentence is hereby added immediately following the fifth sentence of the first paragraph on the cover page of the Original Offer and Circular, to the end of the first paragraph under the heading "What is the Offeror proposing? — Exchange Offer Election and Merger Election" on page 1 of the Original Offer and Circular, to the end of the first and second paragraphs under the heading "What would I receive in exchange for my GTU Units under the Offer?" on page 2 of the Original Offer and Circular, immediately following the fourth sentence of the first paragraph under the heading "The Offer and Merger Transaction" on page 10 of the Original Offer and Circular, to the end of the fourth and fifth paragraphs under the heading "The Offer and Merger Transaction — Special Resolutions to Permit the Merger Transaction" on page 12 of the Original Offer and Circular, to the end of the first paragraph under the heading "The Offer, the Exchange Offer Election and the Merger Election" in Section 1 of the Offer, "The Offer and Merger Transaction" on page 20 of the Original Offer and Circular, and to the end of the first paragraph under the heading "The Consideration" in Section 1 of the Offer, "The Offer and Merger Transaction" on pages 20 to 21 of the Original Offer and Circular:

      "GTU Unitholders will also receive U.S.$0.10 per GTU Unit payable in PHYS Units as additional consideration from the Offeror.".

  •
  The first sentence of the third paragraph under the heading "What is the Offeror proposing? — Exchange Offer Election and Merger Election" on page 1 of the Original Offer and Circular is hereby deleted and replaced by:

      "GTU Unitholders making the Exchange Offer Election will exchange their GTU Units for consideration per GTU Unit of such number of PHYS Units as is determined by the NAV to NAV Exchange Ratio as well as the Bonus Consideration.".

  •
  The following sentence is hereby added immediately following the first sentence of the fourth paragraph under the heading "What is the Offeror proposing? — Exchange Offer Election and Merger Election" on page 1 of the Original Offer and Circular:

      "GTU Unitholders making the Merger Election will receive the Bonus Consideration as part of the Merger Transaction.".

  •
  The second paragraph under the heading "The Consideration" in Section 1 of the Offer, "The Offer and Merger Transaction" on page 21 of the Original Offer and Circular is hereby deleted and replaced by:

      "Based on the closing price of PHYS Units on NYSE Arca on October 5, 2015, the consideration (other than the Bonus Consideration) offered pursuant to the Offer and the Merger Transaction had a value of approximately U.S.$41.33 per GTU Unit (determined in a manner consistent with the NAV to NAV Exchange Ratio). Based on the closing prices of the GTU Units and the PHYS Units on the NYSE MKT and NYSE Arca, respectively, on April 22, 2015, being the last trading day prior to the public announcement of the Manager's intention to commence the Offer, the GTU Units were trading at a — 7.6% discount to NAV while the PHYS Units were trading at a — 0.37% discount to NAV. These spreads have been relatively consistent over a prolonged period of time.".

  •
  The following sentence is hereby added to the end of the first paragraph under the heading "Distributions" in Section 3 of the Offer, "Manner of Acceptance" on page 24 of the Original Offer and Circular:

      "For greater certainty, the foregoing does not apply to the distribution of the Bonus Consideration pursuant to the Merger Transaction.".

  •
  The second paragraph under the heading "The Consideration" in Section 1 of the Offer, "The Offer and Merger Transaction" on page 21 of the Original Offer and Circular is hereby deleted and replaced by:

      "Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Offeror would agree to contribute the Bonus Consideration to GTU, GTU would agree to distribute the Bonus Consideration to GTU Unitholders (other than in respect of GTU Units held by or on behalf of the Offeror) and Sprott Physical Gold Trust would agree to acquire substantially all of the assets and assume all of the liabilities of GTU (other than the Administration Agreement) in return for such number of PHYS Units as is determined by the NAV to NAV Exchange Ratio based on the then outstanding GTU Units.".

  •
  All references to "(and, therefore, the number of PHYS Units to be received by GTU Unitholders in the Offer in exchange for their GTU Units)" are hereby deleted and replaced by:

      "(and, therefore, the number of PHYS Units to be received by GTU Unitholders in the Offer in exchange for their GTU Units excluding the Bonus Consideration)".

  •
  The first sentence of the first paragraph in Section 6 of the Circular, "Source of Funds and Payment of Expenses" on page 46 of the Original Offer and Circular is hereby deleted and replaced by:

      "The Offeror estimates that the total amount of cash required to pay all fees, expenses and other related amounts, including the Bonus Consideration, incurred in connection with the Offer and the Merger Transaction will be approximately Cdn.$6.5 million.".

  •
  The following sentence is added to the end of the first paragraph in Section 7 of the Circular, "Summary of Sprott Physical Gold Trust's Historical and Pro Forma Financial Information" on pages 46 to 47 of the Original Offer and Circular:

      "For greater certainty, the Bonus Consideration does not form part of the unaudited pro forma financial statements.".

  •
  The table under the heading "Authorized and Outstanding Units" in Section 8 of the Circular, "Certain Information Concerning the Securities of Sprott Physical Gold Trust" on page 48 of the Original Offer and Circular is hereby deleted and replaced by:

	Number of PHYS Units	Percentage of PHYS Units Held Upon Completion of the Offer and the Merger Transaction
PHYS Units Currently Outstanding
Existing PHYS Unitholders(1)	144,340,867	62.75%
PHYS Units to be Issued in Offer and Merger Transaction
Existing GTU Unitholders(1)	85,686,495	37.25%

Total	230,027,362	100%

(1)
Based on the Net Asset Value per unit of Sprott Physical Gold Trust (U.S.$9.39) and GTU (U.S.$41.76) as of October 5, 2015 (calculated in a manner consistent with the NAV to NAV Exchange Ratio) and the number of PHYS Units and GTU Units outstanding as of such date, as well as Bonus Consideration consisting of an aggregate of 205,435 PHYS Units.
  •
  The first and second paragraphs under the heading "Summary of Proposed Merger Agreement" in Section 15 of the Circular, "Merger Transaction" on page 55 of the Original Offer and Circular are hereby deleted and replaced by:

      "Conditional on the approval of the Special Resolutions, the Offeror intends to sign and deliver, on behalf of GTU, a merger agreement (the "Merger Agreement") with Sprott Physical Gold Trust at 4:58 p.m. (Toronto time) on the Expiry Date. The following is a summary of the material terms of the proposed Merger Agreement. It is qualified in its entirety by reference to the full text thereof, an updated copy of which (including to account for the Bonus Consideration) will be made available on Sprott Physical Gold Trust's website at www.sprottphysicalbullion.com, and the terms thereof are subject to change. GTU Unitholders who would like a paper copy to be mailed to them without charge may contact Director of Communications at the Manager at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto, Ontario, Canada M5J 2J1 (telephone: 1-416-362-7172).

      Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Offeror would agree to contribute, or cause to be contributed, the Bonus Consideration to GTU, GTU would agree to distribute the Bonus Consideration to GTU Unitholders (other than in respect of GTU Units held by or on behalf of the Offeror) and Sprott Physical Gold Trust would agree to acquire substantially all of the assets and assume all of the liabilities of GTU (other than the Administration Agreement) in return for such number of PHYS Units as is determined by the NAV to NAV Exchange Ratio based on the then outstanding GTU Units.".

  •
  The following definition is added immediately following the definition of "Beneficial GTU Unitholders" in the "Glossary" section on page 76 of the Original Offer and Circular:

      " "Bonus Consideration" means, for each GTU Unit, such number of PHYS Units as is equal to (A) U.S.$0.10 divided by (B) the Net Asset Value per PHYS Unit (as calculated, in accordance with the PHYS Trust Agreement, on the second business day prior to the Expiry Date, including, in the case of Sprott Physical Gold Trust's gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date).".

  •
  The definition of "Merger" in the Glossary section on page 78 of the Original Offer and Circular is hereby deleted and replaced with the following:

      " "Merger" means: (i) the contribution, directly or indirectly, by the Offeror to GTU of an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding GTU Units (other than those GTU Units held by or on behalf of the Offeror); (ii) the distribution of the Bonus Consideration referred to in (i) by GTU to GTU Unitholders (other than in respect of those GTU Units held by or on behalf of the Offeror); (iii) the transfer of substantially all of the assets and liabilities of GTU (other the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units; and (iv) the distribution of such PHYS Units to GTU Unitholders, on the basis of the NAV to NAV Exchange Ratio, upon a redemption of the GTU Units.".

2.     Extension of the Offer

        By notice to the Depositary, the Offeror has extended the time for deposits of GTU Units from 5:00 p.m. (Toronto time) on October 9, 2015 to 5:00 p.m. (Toronto time) on October 30, 2015. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer and Circular (found on page 77 thereof) is hereby deleted and replaced with the following:

      " "Expiry Date" means October 30, 2015, or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "Extension, Variation or Change of the Offer.".

        In addition, all references to: (a) "5:00 p.m. (Toronto time) on October 9, 2015" in the Original Offer and Circular are amended to refer to "5:00 p.m. (Toronto time) on October 30, 2015"; (b) "October 8, 2015" in the Original Offer and Circular are amended to refer to "October 29, 2015"; and (c) "October 7, 2015" in the Original Offer and Circular are amended to refer to "October 28, 2015".

3.     Other Amendments to the Offer and Circular

        In addition to the amendments to the Original Offer and Circular set out in of Sections 1 and 2 of this Notice of Extension and Variation, the Offeror has amended and restated certain portions of the Original Offer and Circular as follows:

  •
  The third sentence of the first paragraph on the cover page of the Original Offer and Circular is hereby deleted and replaced by:

      "Holders of GTU Units ("GTU Unitholders") that elect the Merger Election will receive the Bonus Consideration and can exchange their GTU Units for PHYS Units based on the NAV to NAV Exchange Ratio (as defined below) on a tax-deferred basis for Canadian income tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes.".

  •
  The following sentence is hereby added immediately following each reference to "PHYS publishes, and GTU has historically published, its daily NAV per unit on their respective websites." in the Original Offer and Circular:

      "GTU Unitholders can also contact the Information Agent to obtain the indicative Bonus Consideration amount.".

  •
  The following sentence is hereby added immediately following each reference to "If the Offer is extended, the Offeror will recalculate the NAV to NAV Exchange Ratio as of the second business day prior to the later expected Expiry Date of the Offer and announce the new NAV to NAV Exchange Ratio in the same manner." in the Original Offer and Circular:

      "The Bonus Consideration amount will be announced in the same manner.".

  •
  The second sentence of the first paragraph under the heading "What is the Offeror proposing? — Exchange Offer Election and Merger Election" on page 1 of the Original Offer and Circular, the second sentence of the first paragraph under the heading "The Offer and Merger Transaction" on page 10 of the Original Offer and Circular, the second sentence of the second paragraph under the heading "The Offer, the Exchange Offer Election and the Merger Election" in Section 1 of the Offer, "The Offer and Merger Transaction" on page 20 of the Original Offer and Circular, are hereby deleted and replaced by:

      "GTU Unitholders that elect the Merger Election will receive the Bonus Consideration and can exchange their GTU Units for PHYS Units based on the NAV to NAV Exchange Ratio on a tax-deferred basis for Canadian income tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes.".

  •
  The first paragraph under the heading "The Merger Transaction" in Section 1 of the Offer, "The Offer and Merger Transaction" on page 20 of the Original Offer and Circular is hereby deleted and replaced by:

      "GTU Unitholders that elect the Merger Election will receive the Bonus Consideration and can exchange their GTU Units for PHYS Units on a tax-deferred basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian income tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes.".

  •
  The first paragraph under the heading "How many PHYS Units could be issued in connection with the Offer?" on page 5 of the Original Offer and Circular is hereby deleted and replaced by:

      "Based on the Net Asset Value per unit (calculated in a manner consistent with the NAV to NAV Exchange Ratio) of Sprott Physical Gold Trust and GTU as of October 5, 2015, Sprott Physical Gold Trust expects to issue approximately 85,481,060 PHYS Units in connection with the Offer and the Merger Transaction plus an additional 205,435 PHYS Units as the Bonus Consideration. See Section 1 of the Offer, "The Offer and the Merger Transaction".".

  •
  The first paragraph under the heading "Will my ownership and voting rights as a unitholder of Sprott Physical Gold Trust be the same as my ownership and voting rights as a unitholder of GTU?" on page 5 of the Original Offer and Circular is hereby deleted and replaced by:

      "As noted above, Sprott Physical Gold Trust expects to issue approximately 85,481,060 PHYS Units, plus an additional 205,435 PHYS Units as the Bonus Consideration, in connection with the Offer and the Merger Transaction, which would result in there being a total of approximately 230,027,362 PHYS Units issued and outstanding (based on the number of PHYS Units issued and outstanding as at October 5, 2015 and calculated in a manner consistent with the NAV to NAV Exchange Ratio), with GTU Unitholders holding approximately 37.25% of the issued and outstanding PHYS Units. Each GTU Unit carries the right to one vote at meetings of GTU Unitholders. Each PHYS Unit carries the right to one vote at meetings of unitholders of Sprott Physical Gold Trust. See Section 8 of the Circular, "Certain Information Concerning the Securities

      of Sprott Physical Gold Trust — Authorized and Outstanding Units", Section 14 of the Circular, "Summary Comparison of Material Differences between the PHYS Trust Agreement and the GTU Declaration of Trust and of the Canadian Securities Regulatory Regime for Investment Funds and Public Companies" and Section 23 of the Circular, "Risk Factors".".

  •
  The second sentence of the first paragraph under the heading "What securities are being sought in the Offer" on page 5 of the Original Offer and Circular is hereby deleted and replaced by:

      "The Offeror is also making available the Merger Election whereby GTU Unitholders will receive the Bonus Consideration and will have the opportunity to exchange their GTU Units for such number of PHYS Units as is determined by the NAV to NAV Exchange Ratio on a tax-deferred basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes.".

  •
  The following is added immediately under the heading "How will a GTU Unitholder be treated for Canadian federal income tax purposes?" on page 8 of the Original Offer and Circular, immediately under the heading "Certain Canadian Federal Income Tax Considerations" on page 18 of the Original Offer and Circular, and immediately prior to the heading "Transfer of GTU Assets to Sprott Physical Gold Trust Pursuant to the Merger" in Section 20 of the Circular, "Canadian Federal Income Tax Considerations" on page 60 of the Original Offer and Circular:

      "Bonus Consideration to Merger Electing GTU Unitholders

              The tax treatment of the distribution of the Bonus Consideration by GTU to GTU Unitholders as part of the Merger will be similar to that applicable to other distributions that have been paid or payable by GTU to them. The cost to a GTU Unitholder of PHYS Units received by the GTU Unitholder as the Bonus Consideration will generally be equal to the fair market value of such PHYS Units at the time of the distribution. For the purpose of determining the adjusted cost base to a GTU Unitholder of PHYS Units, the cost of the newly acquired PHYS Units received as the Bonus Consideration will be averaged with the adjusted cost base of all other PHYS Units held as capital property by such GTU Unitholder immediately before such acquisition.".

  •
  The phrase "[t]he Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act" in the first paragraph under the heading "How will a GTU Unitholder be treated for Canadian federal income tax purposes? — Transfer of GTU Assets to Sprott Physical Gold Trust Pursuant to the Merger" on page 8 of the Original Offer and Circular, and in the first paragraph under the heading "How will a GTU Unitholder be treated for Canadian federal income tax purposes? — Disposition of GTU Units by GTU Unitholders Pursuant to the Merger" on page 8 of the Original Offer and Circular, is hereby deleted and replaced by:

      "[t]he Merger will include a "qualifying exchange" as defined in section 132.2 of the Tax Act".

  •
  The phrase "[t]he Merger is expected to constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act" in the first paragraph under the heading "Certain Canadian Federal Income Tax Considerations — Transfer of GTU Assets to Sprott Physical Gold Trust Pursuant to the Merger" on page 18 of the Original Offer and Circular, and in the first paragraph under the heading "Certain Canadian Federal Income Tax Considerations — Transfer of GTU Assets to Sprott Physical Gold Trust Pursuant to the Merger" on page 18 of the Original Offer and Circular, is hereby deleted and replaced by:

      "[t]he Merger is expected to include a "qualifying exchange" as defined in section 132.2 of the Tax Act".

  •
  The first paragraph under the heading "Stock Exchange Listing" in Section 18 of the Circular, "Regulatory Matters" on page 59 of the Original Offer and Circular is hereby deleted and replaced by:

      "In connection with the Offer and the Merger Transaction (including the Bonus Consideration), and using the Net Asset Value per unit of Sprott Physical Gold Trust and GTU as of October 5, 2015 (calculated in a manner consistent with the NAV to NAV Exchange Ratio) by way of example only, Sprott Physical Gold Trust expects to issue up to approximately 230,027,362 PHYS Units, representing approximately 59.36% of the PHYS Units issued and outstanding immediately prior to the completion of the Offer and the Merger Transaction. Sprott Physical Gold Trust has applied to list such PHYS Units on the TSX and will apply to list such PHYS Units on NYSE Arca, and the listing of such units on the TSX and NYSE Arca is a condition of the Offer. Listing will be subject to fulfillment of all of the applicable listing requirements and the approval of the TSX and NYSE Arca. The TSX has provided its conditional approval of the listing of PHYS Units on the TSX in connection with the Offer and the Merger Transaction.".

  •
  The second paragraph under Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations" on page 60 of the Original Offer and Circular is hereby deleted and replaced by:

      "This summary assumes that each of GTU and Sprott Physical Gold Trust qualifies as a "mutual fund trust" as defined in the Tax Act, on the date hereof, and will continue to so qualify throughout the period during which GTU Unitholders hold any GTU Units or PHYS Units, and that GTU and Sprott Physical Gold Trust will jointly elect under the Tax Act for steps (iii) and (iv) of the Merger to be a "qualifying exchange" under the Tax Act.".

  •
  The first sentence of the first paragraph under the heading "Transfer of GTU Assets to Sprott Physical Gold Trust Pursuant to the Merger" in Section 20 of the Circular, "Canadian Federal Income Tax Considerations" on page 60 of the Original Offer and Circular is hereby deleted and replaced by:

      "Steps (iii) and (iv) of the Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act, thereby allowing the assets of GTU to be transferred to Sprott Physical Gold Trust for proceeds of disposition equal to the tax cost of such assets. In such circumstances, there should be no taxable income to GTU arising from the transfer. Therefore, there should be no need to make any distributions to GTU Unitholders as a result of the transfer and there should be no tax liability to GTU Unitholders resulting from the transfer.".

  •
  The third sentence of the first paragraph under the heading "Residents of Canada — Disposition of GTU Units by GTU Unitholders Pursuant to the Merger" in Section 20 of the Circular, "Canadian Federal Income Tax Considerations" on page 61 of the Original Offer and Circular is hereby deleted and replaced by:

      "Therefore, GTU Unitholders will not realize a capital gain (or capital loss) in respect of their GTU Units as a result of steps (iii) and (iv) of the Merger.".

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(lxii) Notice of Extension and Variation, dated October 9, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)*	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)*	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)*	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)*	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)*	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)*	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)*

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)*

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)*

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015.

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)*	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)**	Notice of Extension and Variation, dated June 22, 2015.
(a)(1)(xix)*	Press release dated June 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 23, 2015).
(a)(1)(xx)*	Letter from the Manager to GTU Unitholders, dated June 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 24, 2015).

Index No.
(a)(1)(xxi)*	Email from the Manager to certain financial institutions, dated June 25, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 25, 2015).
(a)(1)(xxii)*	Press release dated June 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 29, 2015).
(a)(1)(xxiii)*	Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).
(a)(1)(xxiv)**	Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxv)**	Corrected Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxvi)*	Revised Soliciting Script, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxvii)*	Letter from the Manager to GTU Unitholders, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxviii)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxix)*	Clickthrough ads related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxx)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 28, 2015).
(a)(1)(xxxi)*	Press release dated August 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 3, 2015).
(a)(1)(xxxii)**	Notice of Extension and Variation, dated August 4, 2015.
(a)(1)(xxxiii)*	Press release dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 5, 2015).
(a)(1)(xxxiv)*	Letter from the Manager to GTU Unitholders, dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxv)*	Press release dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvi)*	Email to investor community, dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvii)*	Transcript of ReutersTV Interview related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxviii)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxix)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xl)**	Notice of Change, dated August 18, 2015.
(a)(1)(xli)*	Letter from the Manager to GTU Unitholders, dated August 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 19, 2015).
(a)(1)(xlii)*	Press release dated August 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 28, 2015).
(a)(1)(xliii)**	Notice of Change, dated August 28, 2015.

Index No.
(a)(1)(xliv)*	Letter from the Manager to GTU Unitholders, dated August 31, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 31, 2015).
(a)(1)(xlv)*	Press release dated September 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 1, 2015).
(a)(1)(xlvi)*	Press release dated September 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 3, 2015).
(a)(1)(xlvii)*	Press release dated September 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 4, 2015).
(a)(1)(xlviii)**	Notice of Variation, dated September 4, 2015.
(a)(1)(xlix)*	Letter from the Manager to GTU Unitholders, dated September 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 8, 2015).
(a)(1)(l)*	Press release dated September 9, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 9, 2015).
(a)(1)(li)*	Audio Transcript and related materials dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(lii)*	Letter from the Manager to GTU Unitholders, dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(liii)*	Roundtable Interview with Rick Rule and Eric Sprott (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 14, 2015).
(a)(1)(liv)*	Press release dated September 16, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 16, 2015).
(a)(1)(lv)**	Notice of Extension, dated September 18, 2015.
(a)(1)(lvi)*	Press release dated September 21, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 21, 2015).
(a)(1)(lvii)*	Letter from the Manager to GTU Unitholders, dated September 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 23, 2015).
(a)(1)(lviii)*	Press release dated September 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 28, 2015).
(a)(1)(lix)*	Audio Transcript and related materials dated October 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 2, 2015).
(a)(1)(lx)*	Press release dated October 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 6, 2015).
(a)(1)(lxi)*	Press release dated October 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 8, 2015).
(a)(1)(lxii)	Notice of Extension and Variation, dated October 9, 2015.
(b)	Not applicable.
(d)(i)**	Form of Soliciting Dealer Group Agreement.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference.
**
Previously filed.

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